Exhibit (p)

April 30, 2013

Eaton Vance Floating-Rate Income Plus Fund

Two International Place

Boston, Massachusetts 02110

Ladies and Gentlemen:

With respect to our purchase from you, at the purchase price of $100,000 of 5,000 shares of beneficial interest, net asset value of $20.00 per share (“Initial Shares”) in Eaton Vance Floating-Rate Income Plus Fund, we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of redeeming or reselling.

Very truly yours, Eaton Vance Management

By:	/s/ Laurie G. Hylton
Laurie G. Hylton
Treasurer and Vice President